February 13, 2015

Mr. Mark Cowan

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – EDGAR

RE:	RiverSource Life Insurance Co. of New York (“Company”)

RiverSource of New York Variable Annuity Account (Registrant”)

Post-Effective Amendment No. 3 on Form N-4

File Nos.333-186220/811-07623

RiverSource RAVA 5 Advantage Variable Annuity

RiverSource RAVA 5 Select Variable Annuity

RiverSource RAVA 5 Access Variable Annuity

(offered for contract applications signed on

or after April 29, 2013)

Dear Mr. Cowan:

On behalf of RiverSource of New York Variable Annuity Account (“Registrant”), RiverSource Life Insurance Co. of New York (“Company”) is filing electronically Registrant’s Post-Effective Amendment No.3 (“Amendment No.3”) on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 (“1933 Act”).

Registrant respectfully requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984. This selective review request is made because the prospectus and Statement of Additional Information included in this Amendment No. 6 are substantially similar to Registrant’s Post-Effective Amendment No. 1, file Nos. 333-186220/811-07623filed on or about April 25, 2014.

In this Amendment No. 3, the primary changes to the contracts include:

•	New enhanced versions of the guaranteed lifetime withdrawal benefit riders known as SecureSource 4 and SecureSource 4Plus riders have been introduced. The new riders will be offered for contracts purchased on or after May 4, 2015. They are substantially similar to the currently offered SecureSource 3 riders, except for the following differences:

(i)	credit period/credit percentages;

(ii)	age bands and lifetime payment percentages ;

(iii)	for SecureSource 4 Plus, a guaranteed minimum benefit base amount, provided no withdrawals are taken and the rider does not terminate before a specified date; and

(iv)	current/maximum fees.

If there is anything I can do to expedite review of the enclosed Amendment No. 3 or if you have any questions regarding this filing, please contact me at (612) 671-8056 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Timothy D. Crawford
Timothy D. Crawford
Assistant General Counsel and Assistant Secretary